UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

HORIZON LINES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44044K101
(CUSIP Number)

Richard D. Holahan, Jr.
Caspian Capital LP
Caspian Credit Advisors, LLC
767 5th Avenue
New York, NY 10153
(212) 826-6970
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPIES TO:
Justin Radell, Esq.
Akin Gump Strauss Hauer & Feld LLP
2029 Century Park East, Suite 2400
Los Angeles, CA 90067
(310) 229-1000

             May 29, 2015
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following page(s)
Page 1 of 6 Pages

CUSIP No. 44044K101	Page 2 of 5 Pages

1           Names of Reporting Persons

CASPIAN CAPITAL LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

0

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

0%

14           Type of Reporting Person (See Instructions)

IA

CUSIP No. 44044K101	Page 3 of 5 Pages

1           Names of Reporting Persons

CASPIAN CREDIT ADVISORS, LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

0

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

0%

14           Type of Reporting Person (See Instructions)

OO

CUSIP No. 44044K101	Page 4 of 5 Pages

This Schedule 13D/A (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on December 13, 2013 (the “Original Schedule 13D”) as amended by that certain Amendment No. 1 filed on November 13, 2013 (“Amendment No. 1” and together the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) by Caspian Capital LP (“Caspian Capital”) and Caspian Credit Advisors, LLC (“Caspian Credit”) with respect to the Common Stock, par value $0.01 per share (the “Shares”) of Horizon Lines, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 5.                  Interest in Securities of the Issuer.

(a) – (b) (i) Caspian Capital may be deemed to be the beneficial owner of 0 Shares, which represent 0% of the Issuer’s outstanding Shares. Caspian Capital may be deemed to have shared power to vote and shared power to dispose of 0 Shares.

(ii) Caspian Credit may be deemed to be the beneficial owner of 0 Shares, which represent 0% of the Issuer’s outstanding Shares. Caspian Credit may be deemed to have shared power to vote and shared power to dispose of 0 Shares.

(c)           Other than those transactions reported in the Schedule 13D, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)           The Principals of Caspian Capital and Caspian Credit are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the Accounts of Caspian Capital and Caspian Credit in accordance with their ownership interests in Caspian Capital and Caspian Credit.

(e)           May 29, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of the Schedule 13D are incorporated herein by reference.

On May 29, 2015, the Issuer consummated the Merger.  Pursuant to the terms of the Merger, upon the consummation of the Merger, each issued and outstanding share of the Issuer’s Common Stock was converted automatically into and represents the right to receive from Matson an amount in cash equal to $0.72, without interest.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 44044K101	Page of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 2, 2015	CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: June 2, 2015	CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory